SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

E2OPEN, INC.

(Name of Subject Company (Issuer))

EAGLE ACQUISITION SUB, CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

EAGLE PARENT HOLDINGS, LLC

(Name of Filing Persons (Parent of Offeror))

INSIGHT VENTURE PARTNERS IX, L.P.

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

(Names of Filing Persons (Others))

Common Stock, par value $0.001 Per Share

(Including the Associated Rights)

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Eagle Acquisition Sub, Corp.

Eagle Parent Holdings, LLC

c/o Blair Flicker

Insight Venture Management, LLC

1114 Avenue of the Americas

36th Floor

New York, NY 10036

(212) 230-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Gordon R. Caplan

Morgan D. Elwyn

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$272,626,250.67	$31,679.17

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc. (“E2open”), at a purchase price of $8.60 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 29,320,462 issued and outstanding Shares, multiplied by $8.60 per Share; (ii) 1,215,381 Shares underlying outstanding options with an exercise price that is less than $8.60 per Share, multiplied by $4.87 per Share (which is equal to the difference between $8.60 and $3.73, the weighted average exercise price of such options that have an exercise price that is less than $8.60 per Share); (iii) 1,334,114 Shares subject to restricted stock units which are subject to only time-based vesting, multiplied by $8.60 per Share; and (iv) 357,906 Shares subject to restricted stock units which are subject to performance-based vesting for which the financial results have not been certified by E2open’s Audit Committee as of the Effective Time or for which a Catch-Up Opportunity (as defined in Section 11— “Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans”) remains available (based upon the target number of Shares subject to such restricted stock units), multiplied by $8.60 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,679.17	Filing party:	Eagle Acquisition Sub, Corp.
			Eagle Parent Holdings, LLC
			Insight Venture Partners IX, L.P.
			Insight Venture Partners IX (Co-Investors), L.P.
			Insight Venture Partners (Cayman) IX, L.P.
			Insight Venture Partners (Delaware) IX, L.P.
Form or Registration No.:	Schedule TO-T (File No. 005-87198)	Date filed:	February 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., and Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, with the Securities and Exchange Commission on February 26, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”) of E2open, Inc., a Delaware corporation (“E2open”), at a price of $8.60 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 26, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal that accompanied such Offer to Purchase. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1–11.

Items 1 through 11 are hereby amended and supplemented to include the following:

“At midnight, New York City time, at the end of March 25, 2015, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 24,395,446 Shares (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) were validly tendered in, and not withdrawn from, the Offer, representing approximately 83.1% of the outstanding Shares. In addition, Notices of Guaranteed Delivery had been delivered with respect to 951,379 additional Shares, together with all other Shares validly tendered in, and not withdrawn from, the Offer, representing approximately 86.4% of the outstanding Shares. The number of Shares tendered pursuant to the Offer (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) satisfied the Minimum Condition. Accordingly, all conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered in, and not withdrawn from, the Offer.

Following the consummation of the Offer, Parent and Purchaser completed the acquisition of E2open through the Merger without a meeting of stockholders of E2open in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (A) Cancelled Shares and (B) Shares owned by stockholders who validly exercised dissenters’ rights under Delaware law with respect to such Shares) were cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price without interest thereon and less any applicable withholding taxes. In addition, at the Effective Time, each share of Purchaser common stock that was outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non assessable share of common stock of the Surviving Corporation.

Following the Merger, all Shares will be delisted and cease to trade on the NASDAQ.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(B) Joint press release of Insight Venture Partners, LLC and E2open, Inc., issued on March 26, 2015

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EAGLE ACQUISITION SUB, CORP.

By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Secretary

EAGLE PARENT HOLDINGS, LLC

By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Secretary

INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Authorized Officer

Date: March 26, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(B)	Joint press release of Insight Venture Partners, LLC and E2open, Inc., issued on March 26, 2015